August 26, 2016

VIA EDGAR

Kathy Churko

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Churko:

On May 27, 2016, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, the AlphaCentric Hedged Market Opportunity Fund (the “Fund”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Registration Statement”). In a telephone conversation on August 8, 2016, Samantha Brutlag provided comments to the Registration Statement. On August 12, 2016, you provided additional comments to the Registration Statement. On August 23, 2016, we filed a response letter and an amended Registration Statement incorporating those comments. On August 24, 2016, you provided additional comments based on our responses and the amended Registration Statement, and Ms. Brutlag provided comments on August 25, 2016. Please find below a summary of your additional comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1. Please add acquired fund fees and expenses as a line item in the fee table given the Fund’s money market investments. Please also confirm whether any other types of investments companies are part of the Fund’s principal strategy.

Response. The Registrant has added AFFE to the fee table. The revised fee table is below and will be included in the amendment to the Registration Statement for the Fund. The Fund will invest in ETFs and money market funds as part of its principal strategy.

Fees and Expenses of the Fund: This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund. You may qualify for sales charge discounts on purchases of Class A shares if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund. More information about these and other discounts is available from your financial professional and is included in the section of the Fund's prospectus entitled How to Buy Shares on page 13 and in the sections of the Fund's Statement of Additional Information entitled Reduction of Up-Front Sales Charge on Class A Shares on page 38 and Waiver of Up-Front Sales Charge on Class A Shares on page 39.

Shareholder Fees (fees paid directly from your investment)	Class A	Class C	Class I
Maximum Sales Charge (Load) Imposed on Purchases (as a % of offering price)	5.75%	None	None
Maximum Deferred Sales Charge (Load)	None	None	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends and other Distributions	None	None	None
Redemption Fee	None	None	None
Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.75%	1.75%	1.75%
Distribution and Service (12b-1) Fees	0.25%	1.00%	0.00%
Other Expenses[1]	0.35%	0.35%	0.35%
Acquired Fund Fees and Expenses[1,2]	0.14%	0.14%	0.14%
Total Annual Fund Operating Expenses[1]	2.49%	3.24%	2.24%
Fee Waiver and/or Expense Reimbursement [3]	(0.11)%	(0.11)%	(0.11)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	2.38%	3.13%	2.13%

1 Estimated for the current fiscal year.

2Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The total annual fund operating expenses in this fee table will not correlate to the expense ratio in the Fund's financial highlights because the financial statements include only the direct operating expenses incurred by the Fund, not the indirect costs of investing in other investment companies.

3 The Fund's advisor has contractually agreed to waive fees and/or reimburse expenses of the Fund to the extent necessary to limit operating expenses (excluding brokerage costs; underlying fund expenses; borrowing costs such as (a) interest and (b) dividends on securities sold short; taxes; rule 12b-1 fees and, extraordinary expenses) at 1.99% through October 31, 2017. This agreement may only be terminated by the Fund's Board of Trustees on 60 days' written notice to the advisor and upon the termination of the Management Agreement between the Trust and the advisor. Fee waivers and expense reimbursements are subject to possible recoupment by the advisor from the Fund in future years on a rolling three-year basis (within the three years after the fees have been waived or reimbursed) if such recoupment can be achieved within the foregoing expense limits and any expense limits in place at the time of recoupment.

Example: This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated, and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Year	Class A	Class C	Class I

1	$802	$316	$216
3	$1,296	$988	$690

Comment 2. Please add volatility risk to the Fund’s principal risks in item 4 given its investments in volatility ETFs.

Response. The Registrant has added the risk requested as shown below:

Volatility Risk. Using derivatives can create leverage, which can amplify the effects of market volatility on the Fund's share price and make the Fund's returns more volatile, which means that the Fund’s performance may be subject to substantial short term changes up or down.

Comment 3. Please confirm whether the Predecessor Fund relied on Section 3(c)(1) or Section 3(c)(7) for an exemption from registration under the 1940 Act and confirm what types of investors were in it.

Response. The adviser has confirmed to the Registrant that the Predecessor Fund relied on 3(c)(1), and the investors in the Predecessor Fund were unrelated outside investors.

Comment 4. Please confirm that the Predecessor Fund did not invest more than 15% of its assets in illiquid investments and that it complied with the leverage limitations of the 1940 Act for mutual funds.

Response. The adviser has confirmed to the Registrant that the Predecessor Fund did not invest more than 15% of its assets in illiquid investments and that it complied with the leverage limitations of the 1940 Act for mutual funds.

SAI:

Financial Statements

Comment 5. In the statement of operations, there is a line item for net realized loss from equities, but there were no equities on the schedule of investments. Please clarify supplementally why this is the case.

Response. The accountants have confirmed to the Registrant that, while during the course of the year the fund traded equity securities, the positions in those securities were closed before the end of the year, so they were not included in the schedule of investments at year end.

Comment 6. In Note 10, it states that certain limited partners may have special management fee and/ or performance arrangements. Please confirm supplementally that these arrangements will not continue when the Fund reorganizes into a mutual fund.

Response. The Registrant so confirms.

Comment 7. In “Financial Highlights”, the last sentence was revised to remove the statement that the net investment loss ratio does not reflect the effects of the reallocation to the General Partner because we asked that this be included in the number; however, the number did not change. Please explain supplementally why the number was not revised.

Response. The accountants confirmed to the Registrant that because the amount was a reallocation, not an expense, its inclusion or its exclusion has no effect on the result.

Comment 8. Please confirm that the Registrant will file updated financial information if the Registration Statement does not go effective by September 1, 2016, which is 245 days from the end of the Fund’s fiscal year.

Response. The Registrant so confirms.

* * * * *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (404) 541-2954 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya. L. Goins

Tanya L. Goins